Exhibit 99.2
PARAMOUNT RESOURCES LTD.

NEWS RELEASE:	PARAMOUNT RESOURCES LTD. FILES 2007 YEAR END DISCLOSURE DOCUMENTS
Calgary, Alberta (March 14, 2008) — Paramount Resources Ltd. (TSX:POU) (“Paramount”) has filed its Annual Information Form (“AIF”) for the year ended December 31, 2007, which includes the disclosure and reports relating to reserves data and other oil and gas information required pursuant to National Instrument 51-101 of the Canadian Securities Administrators. Paramount has also filed its Form 40-F with the Securities and Exchange Commission on the Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system in the United States. Electronic copies of the AIF can be found for viewing on Paramount’s profile at www. sedar.com and on Paramount’s website at www.paramountres.com. An electronic copy of Paramount’s 40-F may be obtained on Paramount’s profile at http://www.sec.gov/edgar.shtml.
Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada. Paramount’s common shares are listed on the Toronto Stock Exchange under the symbol “POU”.
For further information or to obtain a copy of the report, please contact:

J.H.T. (Jim) Riddell, President and Chief Operating Officer
B.K. (Bernie) Lee, Chief Financial Officer

Paramount Resources Ltd.
4700 Bankers Hall West
888 3rd Street SW
Calgary, Alberta T2P 5C5
Phone:	(403) 290-3600
Fax:	(403) 262-7994